

DOORVEST

Financial Statements

Doorvest Inc.

For the period ended December 31, 2020

Prepared on

August 12, 2021

(Unaudited)

Table of Contents

Profit and Loss

January - December 2020

	Total
INCOME	
4010 Management Income	7,357.03
4040 Other Revenues	5,913.35
4100 Sales of Inventory	1,810,000.00
4110 Rental Income	18,376.62
Total Income	**1,841,647.00**
COST OF GOODS SOLD	
5000 Purchase Price	1,450,669.73
5020 Selling Expenses	35,067.00
5030 Rehab Costs	311,172.91
8120 Origination & Point Cost	7,999.00
Total Cost of Goods Sold	**1,804,908.64**
GROSS PROFIT	**36,738.36**
EXPENSES	
HOLDING COSTS FOR PROJECTS	
5050 Mgmt/Lease Fees	15,349.25
5100 HOA	3,431.06
5101 Insurance	14,354.32
5102 Job Supplies	173.07
5103 Landscaping	80.00
5105 Property Tax	20,965.14
5106 Repairs & Maintenance	3,549.45
5107 Utilities	5,952.69
8121 Financing/interest cost	25,559.40
Total HOLDING COSTS FOR PROJECTS	**89,414.38**
OPERATING COSTS	
6001 Advertising & Marketing	56,476.10
6002 Auto Expenses	152.90
6003 Bank Charges & Fees	150.52
6004 Communication services	20.00
6005 Contractors	850.00
6006 Dues & subscriptions	3,157.12
6007 Gifts	39.95
6008 Meals wt Employee (100%)	8,727.30
6011 Office Supplies & Software	15,136.22
6012 Reimbursable Expenses	2,114.84
6013 Rent-Building	7,350.00
6014 Shipping/Postages	498.41
6015 Travel	2,452.88
6016 Utilities-Office	360.51
6100 Wages & Salaries	271,127.04

	Total
6110 Employee Benefit Program	1,396.76
6120 Taxes-Payroll	-9,792.79
6130 Licenses & Permit	60.00
7000 Legal & Professional Services	75,135.27
8130 Option fees	1,100.00
9000 Taxes-Federal Income	659.00
9099 Miscelaneous	-2.32
Total OPERATING COSTS	**437,169.71**
Total Expenses	**526,584.09**
NET OPERATING INCOME	**-489,845.73**
OTHER INCOME	
8100 Interest Income	904.55
Total Other Income	**904.55**
OTHER EXPENSES	
8000 Depreciation Expense	10,051.31
Total Other Expenses	**10,051.31**
NET OTHER INCOME	**-9,146.76**
NET INCOME	**$ -498,992.49**

Balance Sheet Summary

As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	3,619,914.22
Other Current Assets	587,807.11
Total Current Assets	**4,207,721.33**
TOTAL ASSETS	**$4,207,721.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	7,715.93
Credit Cards	19,521.21
Total Current Liabilities	**27,237.14**
Long-Term Liabilities	1,086,941.53
Total Liabilities	**1,114,178.67**
Equity	3,093,542.66
TOTAL LIABILITIES AND EQUITY	**$4,207,721.33**

Statement of Cash Flows

January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	-498,992.49
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1300 Inventory Asset	-430,925.49
1451 Installment Income	-17,729.45
1452 Security Deposit	-5,100.00
1501 Accumulated Depreciation	10,051.31
2000 Accounts Payable (A/P)	7,715.93
2010 DV-Brex2021	19,521.21
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-416,466.49**
Net cash provided by operating activities	**-915,458.98**
INVESTING ACTIVITIES	
1500 Office Equipments	-10,051.31
Net cash provided by investing activities	**-10,051.31**
FINANCING ACTIVITIES	
2020 Employer Liabilities for Health Benefit	6,763.19
2021 Employer Liabilities for 401K Plans	2,214.58
2100 Notes Payable	930,670.00
2200 Rent in Trust Liability	26,478.76
2210 SBA-PPP Loan	9,465.00
3000 Opening Balance Equity	5,717.59
3200 Shareholder's Capital	3,564,115.39
Net cash provided by financing activities	**4,545,424.51**
NET CASH INCREASE FOR PERIOD	**3,619,914.22**
CASH AT END OF PERIOD	**$3,619,914.22**

Doorvest Inc
Statement of Shareholder's Equity
For the period ended on December 31st, 2020

Partuculars	Preferred Stock	Common Stock	Retained Earnings (Accumulated Deficit)	Total
Beginning balance	-	27,506	(4,804)	**22,702**
Issuance of stock	2,479,994	1,089,839	-	**3,569,833**
Net income (net loss)	-	-	(498,992)	**(498,992)**
Ending balance	**2,479,994**	**1,117,345**	**(503,796)**	**3,093,542**

Notes to the Financial Statements

NOTE 1 – NATURE OF OPERATIONS

Doorvest Inc. was formed on July 26, 2019 ("Inception") in the State of Delaware. Our mission is to democratize financial security for everyone through real estate investments.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Texas and California.
The Company's first federal tax filing will be due in early 2019.

Going Concern and Management Plans

The Company has a limited operating history. We will incur significant additional costs for operations and production until revenues can be derived. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with our Regulation Crowdfunding campaign, and additional debt and/or equity financing as available and determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include not enough parents signing up their children to learn mandarin or greater than expected expenses. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

<u>Revenue Recognition</u>
Revenue is recognized as earned

<u>Concentration of Credit Risk</u>
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES
The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.